Exhibit 21

Subsidiaries of America First Multifamily Investors, L.P.

Name	Jurisdiction of Organization
Greens of Pine Glen - AmFirst LP Holding Corporation	Delaware
ATAX TEBS I, L.L.C.	Delaware
ATAX TEBS II, L.L.C.	Delaware
ATAX TEBS III, L.L.C.	Delaware
Capital Fund I, L.L.C. ATAX	Delaware
MBS Fund I, L.L.C.	Delaware
ATAX Vantage Holdings, L.L.C.	Delaware